VF 8-29-03



03051722

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chapdelaine & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa O'Leary (212) 208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
AUG 28 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond



OATH OR AFFIRMATION

I, August J. Hoerrner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapdelaine & Co., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
Term Expires September 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPDELAINE & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2003
WASH. D.C. 152 SECTION

LOUIS STERNBACH & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners
Chapdelaine & Co.

We have audited the accompanying statement of financial condition of Chapdelaine & Co. as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chapdelaine & Co. as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company, LLP

Certified Public Accountants

August 18, 2003
New York, New York

CHAPDELAINE & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2003

ASSETS

CURRENT ASSETS		
Cash		$ 2,503,544
Receivable from brokers and dealers		16,858,774
Prepaid expenses		94,918
Other current assets		1,251,331
Total Current Assets		20,708,567
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS		
(Net of accumulated depreciation and amortization of $499,644)		307,633
OTHER ASSETS		
Clearing deposits	$1,173,226	
Investment in non-marketable securities	3,300	
		1,176,526
		$22,192,726

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES	
Payable to brokers and dealers	$15,602,241
Accounts payable, accrued expenses and other liabilities	4,284,005
Total Liabilities	19,886,246
COMMITMENTS AND CONTINGENT LIABILITIES	
PARTNERS' CAPITAL	2,306,480
	$22,192,726

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue net of related expenses on a trade date basis.

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment including amortization of assets held under capital leases, is computed on either an accelerated or straight-line method over the estimated useful life of such assets. Leasehold improvements are amortized over the lesser of their economic lives or the remaining term of the lease.

As a partnership, the Company is not subject to Federal or State income taxes, but is subject to New York City Unincorporated Business Tax.

NOTE 2 - NET CAPITAL REQUIREMENT

As a registered municipal securities brokers' broker and member of the National Association of Securities Dealers, Inc. the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $150,000, whichever is greater. At June 30, 2003, the Company had net capital of $491,548, which exceeded the requirements by $197,532.

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the Statement of Financial Condition for cash and bank loan payable approximate their respective fair values due to the short maturities of the instruments.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under leases for its office space expiring at various dates through December 31, 2005, which provide for minimum lease payments as follows:

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2003

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

YEAR ENDED JUNE 30,	GROSS AMOUNT
2004	$ 750,838
2005	738,312
2006	369,156
Total	$1,858,306

The Company leases various fixed assets under non-cancelable lease arrangements. Future minimum lease payments under all non-cancelable operating leases as of June 30, 2003 are as follows:

YEAR ENDED JUNE 30,	AMOUNT
2004	$124,935
2005	95,273
2006	5,321
Total	$225,529

The Company has an outstanding letter of credit in the amount of $500,000 issued to its landlord in lieu of a cash security deposit. The letter of credit expires March 1, 2004 and may be extended from time to time.

The Company has an outstanding letter of credit in the amount of $750,000 issued in lieu of a clearing deposit. The letter of credit expires September 1, 2003 and may be extended from time to time.

The Company has entered in a $1,000,000 revolving credit line agreement with Citibank. The agreement contains various covenants, which place restrictions on loan repayment or extensions. At June 30, 2003 the Company has not drawn down against the credit line.

Counsel has advised that there is no litigation of a material nature pending against the Company.

Except as noted above, the Company has no other commitments or contingent

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2003

NOTE 5- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.